Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 31, 2015

BY EDGAR

Amit Pande

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lake Sunapee Bank Group

Form 10-K for the fiscal year ended December 31, 2014

Filed March 16, 2015

File No. 000-17859

Dear Mr. Pande:

On behalf of Lake Sunapee Bank Group (the “Company”), this letter is in response to your letter, dated July 17, 2015 (the “Comment Letter”), to Laura Jacobi, relating to the Company’s annual report on Form 10-K (the “Annual Report”), as filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2015.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Loans receivable, page F-22

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Monterrey Moscow Munich New York Northern Virginia Paris Philadelphia Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	- 2 -	July 31, 2015

1.	We note your response to comment 5. In order to more fully understand your accounting for the credit impaired loans acquired through your mergers with Central Financial Corporation and The Nashua Bank and noting your accounting policy disclosures on page F-10 related to acquired loans, please provide us with the following:

•	the contractually required payments receivable, cash flows expected to be collected, and fair value at the date of each of these mergers, (i.e., for The Nashua Bank as of December 21, 2012 and for Central Financial Corporation as of October 25, 2013);

•	a detailed explanation of how you calculated the contractually required payments receivable, cash flows expected to be collected and the fair value of these purchased credit impaired loans at acquisition and in subsequent periods;

•	an explanation of how you determined that the contractually required payments receivable and cash flows expected to be collected represented the fair value of the purchased credit impaired loans considering the definition of a credit impaired loan in ASC 310-30, which states these loans represent loans with evidence of deterioration of credit quality since origination for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable; and

•	a discussion addressing how you determined that revising the expected cash flows was appropriate and how you determined materiality, including a qualitative and quantitative analysis, a discussion of the methodology both before and after the revision, and reference of the authoritative literature relied upon both before and after the revision to support your accounting.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the table below sets forth the revised contractually required payments receivable, cash flows expected to be collected and fair value at the date of each of the mergers with The Nashua Bank and Central Financial Corporation. The disclosure at acquisition did not include the impact and breakout of accretable yield, which is disclosed below.

Dollars in thousands	The Nashua Bank as of December 21, 2012	Central Financial Corporation as of October 25, 2013
Contractually required payments receivable	2,974	5,121
Nonaccretable fair value adjustment	—	(554)

Cash flows expected to be collected	2,974	4,566
Accretable yield	(1,502)	(1,705)

Fair value of purchased credit impaired loans acquired	1,473	2,861

At the time of acquisition, the contractually required payments receivable represented the outstanding principal and interest balances. All impaired loans acquired were placed on nonaccrual at acquisition and therefore, expected future cash flows are to be recognized on a cash basis with interest applied to principal or taken to interest income as received. The cash flows expected to be collected were calculated by adjusting the contractually required payments receivable less any nonaccretable fair market value adjustments. For the Central Financial Corporation acquisition, there was a fair market value adjustment of $554 thousand, which represented a credit impairment on acquired impaired loans. There was no fair market value adjustment required for acquired impaired loans of The Nashua Bank due, in part, to charge-offs recorded by The Nashua Bank prior to the acquisition and as such the principal balances purchased reflected anticipated credit losses.

Securities and Exchange Commission	- 3 -	July 31, 2015

The accretable yield for each acquisition represents total expected interest payments to be received over the lives of the loans.

Under Board-approved impaired loans policy, the Company utilizes three methods for determining fair value or a combination of the methods based on the specific circumstances of each loan. The Company applied these same measurement standards to the acquired loans. The methods are:

•	Fair Value Method: Under this method the loss is the amount necessary to reduce the recorded loan investment to the estimated net fair value (liquidation value net of selling expenses). This method is generally applied to collateral dependent loans where repayment is expected to come solely from sale of the collateral.

•	Observable Market Price Method: Under this method an analysis of the assets value of a loan could be based on what an investor would be willing to pay to purchase the loan. Since adversely classified loans are usually sold at a discount, this valuation method is virtually certain to show some level of impairment. This method should be used only when the bank is seriously considering selling the loan to exit the relationship. In most cases, two investors should be invited to bid on loans the bank contemplates selling.

•	Expected Cash Flow Method: Under this method the loss is the amount necessary to reduce the recorded loan investment to an amount equal to the anticipated cash flow to be received on the loan, discounted at the effective rate of the loan. This method should be used when reasonable and supportable future cash flow estimates can be developed.

Therefore, at the time of acquisition and in subsequent periods, the Company reviewed each acquired impaired loan for continued credit impairment and a fair market value calculation was prepared. If additional losses were probable and measurable, principal was charged off and the calculation of expected future cash flows and the fair value were adjusted, respectively, for the same amount.

The Company determined the impact of revising the expected cash flows to include interest payments on loans in accordance with ASC 310-30-50-2 to be immaterial based on the dollar value of interest income recorded annually on purchased credit impaired loans. For the 12 months ended December 31, 2014, this interest income represented approximately $220 thousand, or 0.47% of total interest and fee income on loans for the same period. The Company does not believe revising previous periods’ disclosures would have a significant impact on the Company’s statements as the filed disclosures include the principal balances as well as our methodology for recognizing interest income on impaired loans. This disclosure will be presented in full accordance with ASC 310-30-50-2 in future filings, which is presented in our response to Comment 2 below.

2.	We note your response to comment 6. For the periods ending March 31, 2015, December 31, 2014, 2013 and 2012, please provide us with the following as it relates to the credit impaired loans acquired through mergers with Central Financial Corporation and The Nashua Bank:

•	the outstanding balance (see paragraph 310-30-50-3) and related carrying amount at the beginning and end of each period presented; and

•	the amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during each period.

Securities and Exchange Commission	- 4 -	July 31, 2015

The Company respectfully acknowledges the Staff’s comment. The following table summarizes activity in the accretable yield for the acquired loan portfolio subject to ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality:

Dollars in thousands	12/31/2012	12/31/2013	12/31/2014	3/31/2015
Outstanding principal balance
Beginning balance	—	1,408	4,013	3,058
Ending balance	1,408	4,013	3,058	3,020

Carrying amount
Beginning balance	—	1,408	3,600	2,754
Ending balance	1,408	3,600	2,754	2,718

Dollars in thousands	12/31/2012	12/31/2013	12/31/2014	3/31/2015
Accretable yield at the beginning of the period	—	1,502	2,723	2,125
Acquisitions	1,502	1,705	—	—
Accretion	—	(484)	(598)	(43)

Accretable yield at the end of the period	1,502	2,723	2,125	2,082

*            *             *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5457 or Richard A. Schaberg at (202) 637-5671. We thank you in advance for your attention to the above.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	Laura Jacobi, Lake Sunapee Bank Group

Richard A. Schaberg, Hogan Lovells US LLP